UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           NOTIFICATION OF LATE FILING
                                   FORM 12b-25
                            WITNET INTERNATIONAL INC.

                                                                 SEC FILE NUMBER
                                                                       000-26493
                                                                    CUSIP NUMBER
                                                                     96253S 10 0
 (Check One):
               [ ] Form 10-KSB  [ ] Form 20-F    [ ] Form 11-K
               [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: August 31, 2002

PART I -- REGISTRANT INFORMATION

Witnet International Inc.
Full Name of Registrant

New Cinema Partners Inc.
 Former Name if Applicable

Suite 404, 357 Bay Street
Address of Principal Executive Office (Street and Number)

Toronto, Ontario M5H 2T7
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Following the recent acquisition of Witnet Co. Ltd. by the Registrant, a change of control of the Registrant has taken place. As a result, the Registrant, is in a transition period and the new management of the Registrant has encountered delays in the collection and preparation of information required for the completion of its financial statements for the quarterly period ended August 31, 2002.

The Registrant anticipates that it will have filed its quarterly report within five (5) days of the date of this filing.

PART IV-- OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Martin Lapedus or Jason Chung                 416              367-8299
-----------------------------            -------------     -----------------
            (Name)                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [X] Yes                                  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           [ ] Yes                                  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WITNET INTERNATIONAL INC., (formerly known as New Cinema Partners Inc.) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 11, 2002            By: /s/ Jason Chung
                                      ----------------------------------------
                                          Jason Chung, Chief Financial Officer